Filed pursuant to Rule 424(b)(3)
Registration File No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED JUNE 2, 2014,
TO THE PROSPECTUS, DATED MAY 2, 2013

Monthly Pricing Supplement
(unaudited)

On June 2, 2014, our net asset value (“NAV”) per institutional share is $9.943 and our NAV per retail share is $10.140.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of May 1, 2014:	$22,785,789.40

Net Assets as of June 2, 2014:
Real Estate Properties, at Fair Value	$34,739,999.98
Non-Real Estate Assets (1)
Cash and Cash Equivalents	2,666,065.91
Subscriptions Receivable	7.25
Prepaid Organizational and Other Costs	5,677,156.57
Total Assets	43,083,229.71
Liabilities
Financing	16,439,215.30
Deferred Revenue	127,694.64
Redemptions Payable	—
Other Liabilities (1)	2,809,515.10
Total liabilities	19,376,425.04
Net Asset Value	$23,706,804.67

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

www.arcdailynav.com - 1.866.532.4743

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
May 2, 2014	$9.943	$10.133
May 5, 2014	$9.943	$10.134
May 6, 2014	$9.943	$10.134
May 7, 2014	$9.943	$10.134
May 8, 2014	$9.943	$10.135
May 9, 2014	$9.943	$10.135
May 12, 2014	$9.943	$10.135
May 13, 2014	$9.943	$10.136
May 14, 2014	$9.943	$10.136
May 15, 2014	$9.943	$10.136
May 16, 2014	$9.943	$10.136
May 19, 2014	$9.943	$10.137
May 20, 2014	$9.943	$10.137
May 21, 2014	$9.943	$10.137
May 22, 2014	$9.943	$10.138
May 23, 2014	$9.943	$10.138
May 27, 2014	$9.943	$10.139
May 28, 2014	$9.943	$10.139
May 29, 2014	$9.943	$10.139
May 30, 2014	$9.943	$10.139
June 2, 2014	$9.943	$10.140

www.arcdailynav.com - 1.866.532.4743

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition.

As of June 2, 2014, the valuation of $34.7 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $32.8 million, representing an increase of approximately $2.0 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Type	Overall Cap Rate	Direct Cap Value
Carlisle, IA	Retail	7.25%	$1,230,000
Phoenix, AZ	Retail	7.25%	$2,090,000
Gloster, MS	Retail	8.50%	$810,000
Alorton, IL	Retail	8.25%	$1,000,000
Kansas, OK	Retail	8.50%	$1,060,000
Woodville, MS	Retail	8.50%	$820,000
Chili, NY	Industrial	7.00%	$21,150,000
Temple, TX	Retail	7.50%	$1,100,000
Converse, TX	Retail	7.50%	$1,100,000
Slidell, LA	Retail	7.00%	$980,000
New Castle, IN	Retail	7.25%	$720,000
Sturgeon Bay, WI	Office	8.50%	$620,000
Evanston, WY	Industrial	7.00%	$2,060,000
Weighted Average Basis		7.24%

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of June 2, 2014 by approximately 3.34%.

This is only a mathematical illustration and is not intended to qualify the values reflected above.

www.arcdailynav.com - 1.866.532.4743